CUSIP No.	890110109	13G/A	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1) *

Under the Securities Exchange Act of 1934

Tompkins Financial Corp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

890110109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.Name of Reporting Persons-

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Tompkins Financial Corporation Employee Stock Ownership Plan and Tompkins Retirement Savings Plan

2.Check the Appropriate Box if a Member of a Group:

(a)

(b)

3.SEC Use Only,,

4.Citizenship or Place of Organization:

Delaware
Number of	5.	Sole Voting Power:	0

Shares	6.	Shared Voting Power:	774,389
Beneficially

Owned by Each	7.	Sole Dispositive Power:	0
Reporting

Person With:	8.	Shared Dispositive Power:	774,389

9.Aggregate Amount Beneficially owned by Each Reporting Person

774,389

10Check if Aggregate Amount in Row (9) Excludes Certain Shares:

11Percent of Class Represented by Amount in Row (9):

5.31%

12Type of Reporting Person:

EP

CUSIP No.	890110109	13G/A	Page 3 of 5
Item 1.
(a) Name of Issuer:			Tompkins Financial Corporation
(b) Address of Issuer's Principal Executive Offices:			118 East Seneca Street
			Ithaca, NY 14851

Item 2.

(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Tompkins Financial Corporation Employee Stock Ownership Plan and Tompkins Retirement Savings Plan

1013 Centre Road Ste 300

Wilmington DE 19805-1265

Citizenship:	Delaware
(d) Title of Class of Securities:		Common Stock, no par value
(e) CUSIP Number:		890110109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: Delaware Charter Guarantee & Trust Company dba Principal Trust

Company (the "Trustee"), in its capacity as the Directed Trustee of the Tompkins Financial Corporation Employee Stock Ownership Plan and Tompkins Retirement Savings Plan (the "Plans"), may be deemed, as of December 31, 2022, the beneficial owner of 774,389 shares, in the aggregate, of the Issuer's common stock which are owned by the Plans on behalf of numerous participants. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the investment fiduciary named in the Plans, or other parties designated in the respective Plan's trust agreement, with respect to voting and disposition of shares. The Trustee, however, is subject to certain fiduciary duties under ERISA as limited in the trust agreements. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b)Percent of class: The 774,389 shares of common stock represent 5.31% of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2022, as provided by the Issuer.

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(c)Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	774,389
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition	774,389
	of:

Item 5. Ownership of Five Percent or Less of Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Shares as to which this Schedule 13G is filed are owned by the Plans on behalf of numerous participants, which participants receive dividends and the proceeds of the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class, except as follows: None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company

As Directed Trustee

/s/ Christopher Taylor

Christopher Taylor

COO

January 19, 2023